UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 30)
GENZYME CORPORATION
(Name of Subject Company)
GENZYME CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
372917104
(CUSIP Number of Common Stock)
Peter Wirth
Executive Vice President
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Paul M. Kinsella	Andrew R. Brownstein
Ropes & Gray LLP	Wachtell, Lipton, Rosen & Katz
Prudential Tower	51 West 52nd St
800 Boylston Street	New York, New York 10019
Boston, Massachusetts 02199	(212) 403-1000
(617) 951-7000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          This Amendment No. 30 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Genzyme Corporation, a Massachusetts corporation (the “Company” or “Genzyme”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010 (as previously amended, the “Schedule 14D-9”), relating to the tender offer by GC Merger Corp., a Massachusetts corporation (“Offeror”) and wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Sanofi”), to purchase all of the outstanding shares of the Company’s common stock, par value $.01 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, originally dated October 4, 2010, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, and as amended or supplement from time to time, constitutes the “Offer”), originally included as Exhibits (a)(1)(A) and (a)(1)(B) to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Sanofi and Offeror with the SEC on October 4, 2010. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9 filed on October 7, 2010 and any amendments thereto.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the Item:
‘‘(h) Expiration and Subsequent Offering Period.
          The Revised Offer and withdrawal rights expired at 11:59 p.m., New York City time, on Friday, April 1, 2011. Computershare Trust Company, N.A., the exchange agent for the Revised Offer, has advised that, as of the expiration time, an aggregate of 224,528,469 Shares (including 43,285,259 Shares subject to guarantees of delivery, but not including the 100 shares owned by Sanofi) were tendered and not withdrawn, representing approximately 77% of the total Shares on a fully-diluted basis, and the Minimum Tender Condition has been satisfied. All Shares that were validly tendered and not validly withdrawn have been accepted for exchange by Offeror. Offeror will promptly pay for such Shares in accordance with the terms of the Revised Offer.
          Offeror has commenced a subsequent offering period in connection with the Revised Offer, at 9:00 a.m., New York City time, on Monday, April 4, 2011, for all remaining untendered Shares. The subsequent offering period will expire at 6:00 p.m., New York City time, on April 7, 2011, unless extended. During the subsequent offering period, Offeror will accept for exchange, and promptly exchange, validly tendered Shares. The Company’s shareholders who validly tender their Shares during the subsequent offering period will receive the same $74.00 (less any applicable withholding for taxes and without interest) and one CVR per share that is payable to shareholders who tendered their Shares during the initial offering period. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (i) Shares cannot be delivered by a guaranteed delivery procedure and (ii) pursuant to Rule 14d- 7(a)(2) under the Exchange Act, Shares validly tendered during the subsequent offering period will be accepted for exchange on a daily “as tendered” basis and, accordingly, may not be withdrawn.
          The full text of the press release issued by Sanofi announcing the preliminary results of the Revised Offer and the commencement of the subsequent offering period is attached hereto as Exhibit (a)(53) and is incorporated herein by reference.
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(53)	Press release issued by sanofi-aventis, dated April 4, 2011(filed as a Rule 425 filing by sanofi-aventis on April 4, 2011, and incorporated herein by reference).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2011	GENZYME CORPORATION
	By:	/s/ Thomas J. DesRosier
		Name:	Thomas J. DesRosier
		Title:	Senior Vice President, General Counsel and Chief Legal Officer